Exhibit 4.9

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”), dated as of 11 November 2020, (the “Effective Date”), is between Triterras Fintech Pte Ltd (the “Company”), and Srinivas Koneru (the “Executive”) (collectively, the “Parties” and each, a “Party”).

RECITALS

The Company desires to employ the Executive, and the Executive desires to be employed by the Company, on the terms and conditions set forth herein.

NOW, THEREFORE, the Parties agree as follows:

1. Employment. (a) During the Employment Term, the Executive will serve as Chairman and Chief Executive Officer of Triterras, Inc. During the Employment Term, the Executive will provide services to the Company and its subsidiaries and to Triterras, Inc. The Executive will also serve as a member of the Board of Directors of Triterras, Inc. (the “Board”) for so long as he continues to be nominated to serve as a member of the Board. The Executive will also serve as an officer or employee of any other member of the Company Group, as may be reasonably requested from time to time by the Board on the terms and conditions set forth herein.

(a) The employment relationship between the Company and the Executive will be governed by the applicable written employment policies and practices of the Company Group, including those relating to ethics and business conduct, confidential information, expense reimbursement and avoidance of conflicts (together, the “Company Policies”).

2. Employment Term. The Executive or the Company, as applicable, shall provide the other with written notice of its or his intent to terminate this Agreement and the Employment Term at least 30 days prior to the effective date of such termination, or within such longer time frame as may be required by applicable law.

3. Position and Duties of the Executive. The Executive will report directly to the Board, and have duties, responsibilities and authorities commensurate with the Executive’s title and position, and such duties, responsibilities and authority as may be assigned to the Executive from time to time by the Board. During the Employment Term, the Executive will devote the Executive’s best efforts, full attention and energies to the business(es) of the Company Group and the performance of any of the Executive’s duties as set forth herein.

4. Compensation. (a) Base Salary. During the Employment Term, the Company will pay to the Executive a base salary per annum equal to US$1,035,000, which will be reviewed annually, (as in effect from time to time, the “Base Salary”). The Base Salary will be payable at the times and in the manner consistent with the Company Group’s policies regarding compensation of the Company Group’s executives generally, but in no event less frequently than monthly, unless otherwise required by applicable law.

(a) Short-Term Performance Bonus. With respect to each fiscal year during the Employment Term, the Executive will be eligible to receive a cash short-term performance bonus in accordance with the terms and conditions of the Company Group’s applicable short-term performance bonus program, and subject to satisfaction of the applicable performance factors and service-based conditions (“Annual Bonus”). The Executive’s initial target Annual Bonus will be equal to 100% of Base Salary, subject to adjustment from time to time by the Company’s board of directors or a committee thereof.

(c)  Long Term Incentive (“LTI”). Following the date on which the shares of common stock of Triterras, Inc. become listed on the NASDAQ, the Executive will also be eligible to receive a long-term equity-based incentive award, based on the recommendations of a compensation consultant, at a level consistent with market comparables identified by such compensation consultant based on equity-based compensation awards provided to executives at peer companies with similar duties and responsibilities to Executive (the “Initial Grant”). The Initial Grant will be subject to approval by the Board or a committee thereof and finalization of the terms of the applicable equity compensation plan and award agreements. Details of the Initial Grant will be shared in a separate agreement once ready.

5. Benefits. (a) Employee Plans. During the Employment Term, the Executive will be eligible to participate in the Company-sponsored health, medical, dental, vision, life insurance, retirement and other employee benefit plans applicable to senior executives of the Company Group, in addition to any other plans or programs that may be required under applicable law.

(a) Vacation. During the Employment Term, the Executive will be eligible to participate in the Company Group’s vacation, holiday and sick, personal and other leave policies as are provided under the Company Group’s policies applicable to executives generally, and any such policies as may be required under applicable law.

6. Expenses. During the Employment Term, the Company will pay or reimburse the Executive for reasonable and necessary business expenses incurred by the Executive during the Employment Term in connection with the Executive’s duties on behalf of the Company Group in accordance with the Company’s travel and expense policy, as it may be amended from time to time, or any successor policy applicable to executives of the Company Group, following submission by the Executive of reimbursement expense forms in a form consistent with such expense policies.

7. Termination. (a) Termination by the Company for Cause or Resignation by the Executive. If, during the Employment Term, the Executive’s employment is terminated by the Company for Cause or the Executive resigns (other than a resignation for Good Reason), unless otherwise required by applicable law, the Executive will not be eligible to receive Base Salary, to receive any Annual Bonus or to participate in any employee plans with respect to future periods after the date of such termination or resignation, except for the right to receive (i) accrued but unpaid Base Salary through the date of termination of employment, to be paid in accordance with the Company’s normal payroll practice; (ii) to the extent required by applicable law, any accrued unused vacation or holiday time, to be paid in accordance with the Company’s normal payroll practice; and (iii) any unreimbursed business expenses incurred by the Executive prior to the date of termination, to be paid in accordance with the provisions of Section 7 (together, the “Accrued Compensation and Benefits”).

(b) Involuntary Terminations: Termination by the Company Without Cause or by the Executive for Good Reason. If during the Employment Term, (i) the Executive’s employment is terminated by the Company without Cause (other than death or Disability) or (ii) the Executive terminates his employment for Good Reason, the Executive will be entitled to receive from the Company, in full satisfaction of the Executive’s rights and any benefits the Executive is entitled to under this Agreement, any other employment arrangement with the Company Group or otherwise, the following, subject to Section 7(d):

(i) The Accrued Compensation and Benefits;

(ii) A lump sum cash payment equal to two-times the Base Salary then in effect;

(iii) A pro-rated Annual Bonus for the year of termination of employment, assuming achievement at the greater of target or actual performance levels (measured as of the termination date), and pro-rated based on the number of days the Executive provided services to the Company during the applicable performance period; and

(iv) To the extent that healthcare continuation benefits are not otherwise required to be provided to Executive following termination of employment under applicable law, a lump sum cash payment equal to the product of (A) 18 multiplied by (B) the employer portion of the monthly cost of maintaining health benefits for the Executive (and the Executive’s spouse and eligible dependents) as of the date of termination of employment under a group health plan of the Company Group.

(c) Termination by Disability; Death. If the Executive becomes Disabled or dies during the Employment Term, the Executive’s employment will terminate and the Executive will be entitled to receive from the Company:

(i) The Accrued Compensation and Benefits; and

(ii) A lump sum cash payment equal to 12 months of the Base Salary then in effect.

(d) Payment Timing & Release Requirement. Any obligation of the Company to make any payment pursuant to Section 7(b) or (c) (other than the payment of Accrued Compensation and Benefits) is conditioned upon the Executive (or his estate) first executing and delivering to the Company an effective release of claims, or other settlement agreement, in a form provided by the Company (the “Release”), within 59 days after the date of termination of employment, with all periods for revocation therein having expired. Subject to the Executive’s compliance with the preceding sentence, all amounts payable, or other benefits set forth in this Section 7 (other than the payment of Accrued Compensation and Benefits) will be paid or provided on the 60th day following the date of termination of employment.

(e) Forfeiture. Notwithstanding the foregoing, any right of the Executive to receive termination payments and benefits hereunder will, to the extent permitted by applicable law, be forfeited if the Executive breaches Section 8 or 9; provided that, before invoking this paragraph, the Company will provide the Executive a reasonable time (not to exceed 30 days) to respond to such assertion and, to the extent curable, a right to cure such breach within such time.

(f) Upon any termination of employment, Executive’s outstanding equity awards will be treated in accordance with the terms of the applicable plan and award agreement(s).

8. Duty of Loyalty. During the course, and as a result, of the Executive’s employment with the Company, the Executive will have access to Confidential Information; the opportunity to gain close knowledge of, and possible influence over, customers, suppliers, independent contractors and employees of the Company Group; possess in some measure the goodwill of the Company Group; and come to possess an intimate knowledge of the business of the Company Group, including all of its policies, methods, personnel and operations.

(a) Confidentiality. (i) The Executive acknowledges that, in the course of the Executive’s employment, the Executive will become familiar with the trade secrets, confidential information and other proprietary information concerning the Company Group, including projects, promotions, marketing plans and strategies, business plans or practices, business operations, employees, employment pay information and data, research and development, intellectual property, trademarks, customer lists, pricing information, production and cost data, compensation and fee information, accounting and financing data, and methods of design, distribution, marketing, service or procurement, regardless of whether such information has been reduced to documentary form, which the Company and/or an Affiliate treats as confidential or proprietary (collectively, the “Confidential Information”).

(i) The Executive acknowledges and agrees that any and all Confidential Information will be received and held by the Executive in a confidential capacity. The Executive will not, during the Employment Term and/or at any time thereafter, in any manner, whether directly or indirectly, knowingly use for the Executive’s own benefit or the benefit of any other Person, or disclose, divulge, render or offer, any Confidential Information, except on behalf of the Company in the course of the proper performance of the Executive’s duties hereunder or unless otherwise required by applicable law.

(b) Non-Competition. (i) The Executive acknowledges that (A) the Executive’s services are of special, unique and extraordinary value to the Company Group and (B) the Company Group’s ability to accomplish its purposes and to successfully compete in the marketplace depends substantially on the skills and expertise of the Executive. The Executive acknowledges and agrees that the Company Group would be irreparably damaged if the Executive were to not devote substantially all of the Executive’s business time and efforts to the business and affairs of the Company Group during the Employment Term, or were to provide services to any business (whether a corporation or a division of a corporation or similar business unit) which competes with any member of the Company Group.

(i) Unless prohibited by applicable law, the Executive agrees that, During the Employment Term, and for a period of 12 months after the termination date of employment (together, the “Restricted Period”), the Executive will not, whether alone or jointly, or as an employee, officer, agent, partner, member, stockholder (except of not more than 2% of the outstanding stock of any listed company), investor, consultant, advisor, or independent contractor, directly, indirectly or beneficially, irrespective of whether compensation or other remuneration is provided, for the Executive’s own account or for the benefit of any other Person, engage in any business or entity in the same field of commercial activities as any member of the Company Group, in any instance, anywhere the Company Group conducts its commercial activities.

(c) Non-Solicitation. Unless prohibited by applicable law, the Executive agrees that, during the Restricted Period, the Executive will not:

(i) hire, solicit, encourage or otherwise induce any employee, consultant or independent contractor of any member of the Company Group, who provided services to any member of the Company Group within the preceding six months, to terminate his or her employment or other contractual relationship with any member of the Company Group; or

(ii) induce or attempt to induce any Person which is a supplier, distributor, customer or otherwise a contracting party of any member of the Company Group at any time during the applicable Restricted Period, to terminate or modify any written or oral agreement or understanding with any member of the Company Group.

(d) Company Property. All notes, lists, records, files, documents and other papers and other like items (and all copies, extracts and summaries thereof), advertising, sales, manufacturers’ and other materials or articles or information, including data processing reports, computer programs, software, customer information and records, business records, price lists or information, samples, or any other materials or data of any kind furnished to the Executive by the Company Group or developed, made or compiled by the Executive on behalf of the Company Group or at the Company Group’s direction or for the Company Group’s use or otherwise in connection with the Executive’s employment hereunder, are and will remain the sole property of the Company Group, including in each case all copies thereof in any medium, including computer tapes and other forms of information storage, but excluding materials relating directly to the terms and conditions of the Executive’s employment and the Executive’s performance as an employee of the Company Group (the “Company Property”). If any member of the Company Group requests the return of any Company Property at any time during or at or after the date of termination of employment, the Executive will deliver all such Company Property, including all copies of the same, to the Company as soon as practicable. The provisions of this paragraph apply during and after the period when the Executive is an employee of the Company Group and will be in addition to (and not a limitation of) any legally applicable protections of the Company Group’s interest in Confidential Information, trade secrets and the like.

(e) Non-Disparagement. At no time during or after the Employment Term will the Executive utter, issue or circulate publicly any false or disparaging statements, remarks or rumors about any member of the Company Group and/or any of their respective businesses, or any of their respective officers, employees, directors, agents or representatives; provided, however, that the Executive may make such statements as are necessary to comply with any applicable law, regulatory guidance or ruling.

(f) The Executive’s obligation of confidentiality will survive, regardless of any other breach of this Agreement or any other agreement, by any Party, until and unless such Confidential Information has become, through no fault of the Executive, generally known to the public. In the event that the Executive is required by applicable law, regulation, or court order to disclose any of the Confidential Information, the Executive will promptly notify the Company prior to making any such disclosure to facilitate the Company Group seeking a protective order or other appropriate remedy from the proper authority at its sole cost and expense, except where such notice to the Company would not be required by applicable law.

(g) The Executive acknowledges that a violation of the foregoing provisions of this Section 8 would cause irreparable harm to the Company Group, and that the Company Group’s remedy at law for any such violation would be inadequate. In recognition of the foregoing, in addition to any other relief afforded by law or this Agreement, including damages sustained by a breach of this Agreement and any forfeitures under Section 7(e), and without the necessity or proof of actual damages or the posting of a bond, the Company Group will have the right to enforce this Agreement by specific equitable remedies, which, to the extent permitted by applicable law, will include temporary and permanent injunctions.

(h) If a court or other tribune at any time determines that any restriction or limitation in this Section 8 is unreasonable or unenforceable, it will be deemed amended so as to provide the maximum protection to the Company Group and be deemed reasonable and enforceable by the court.

9. Developments. (a) The Executive will make full and prompt disclosure to the Company Group of all inventions, improvements, discoveries, methods, developments, software, mask works and works of authorship, whether patentable or copyrightable or not, (i) which relate to the business(es) of the Company Group and have heretofore been created, made, conceived or reduced to practice by the Executive or under the Executive’s direction or jointly with others, and not assigned to prior employers, or (ii) which have utility in or relate to the Company Group’s business(es) and are created, made, conceived or reduced to practice by the Executive or under the Executive’s direction or jointly with others during the Executive’s employment with the Company Group, whether or not during normal working hours or on the premises of the Company Group (all of the foregoing of which are collectively referred to in this Agreement as “Developments”).

(a) The Executive agrees to assign and hereby assigns to the Company Group (or any Person designated by the Company Group) all of the Executive’s rights, title and interest worldwide in and to all Developments and all related patents, patent applications, copyrights and copyright applications, and any other applications for registration of a proprietary right. This paragraph will not apply to Developments that the Executive developed entirely on the Executive’s own time without using the Company Group’s equipment, supplies, facilities or Confidential Information and that does not, at the time of conception or reduction to practice, have utility in or relate to the Company Group’s business(es), or actual or demonstrably anticipated research or development. To the extent this Agreement is construed in accordance with the laws of any jurisdiction which precludes a requirement in an employee agreement to assign certain classes of inventions made by an employee, this paragraph will be interpreted not to apply to any invention which a court rules or the Company agrees falls within such classes but will be interpreted to apply thereto to the maximum extent legally permissible.

(b) The Executive will cooperate fully with the Company Group, both during and after the Executive’s employment with the Company Group, with respect to the procurement, maintenance and enforcement of copyrights, patents and other intellectual property rights (both in the United States and other countries) relating to Developments. The Executive will not be required to incur or pay any costs or expenses in connection with the rendering of such cooperation. The Executive will sign all papers, including copyright applications, patent applications, declarations, oaths, formal assignments, assignments of priority rights, and powers of attorney, and do all things that the Company Group may deem necessary or desirable in order to protect its rights and interests in any Development. If any member of the Company Group is unable, after reasonable effort, to secure the Executive’s signature on any such papers, any executive officer of the Company is expressly authorized to execute any such papers as the Executive’s agent and attorney-in-fact, coupled with interest, and the Executive hereby irrevocably designates and appoints each executive officer of the Company as the Executive’s agent and attorney-in-fact to execute any such papers on the Executive’s behalf and to take any and all other actions as the Company Group may deem necessary or desirable in order to protect its rights and interests in any Development, under the conditions described in this sentence.

10. Remedies. The Executive and the Company acknowledge that the covenants contained in Sections 8 and 9 are reasonable under the circumstances. Accordingly, if, in the opinion of any court of competent jurisdiction, any such covenant is not reasonable in any respect, such court will have the right, power and authority to sever or modify any provision or provisions of such covenants as to the court will appear not reasonable and to enforce the remainder of the covenants as so amended. The Executive further acknowledges that the remedy at law available to the Company Group for breach of any of the Executive’s obligations under Sections 8 and 9 would be inadequate and that damages flowing from such a breach may not readily be susceptible to being measured in monetary terms. Accordingly, in addition to any other rights or remedies that the Company Group may have at law, in equity or under this Agreement, upon proof of the Executive’s violation of any such provision of this Agreement, the Company Group will be entitled to seek injunctive relief and may seek to obtain a temporary order restraining any threatened or further breach, unless prohibited under applicable law.

11. Other Agreements, Entire Agreement, Etc. No agreements or representations or warranties, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by any Party which are not expressly set forth in this Agreement. This Agreement contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof. Nothing herein will be deemed to provide the Executive a right to remain an officer or employee of any member of the Company Group.

12. Withholding of Taxes. The Company will have the right to withhold from any amount payable hereunder any federal, state, city, local or other taxes in order for the Company Group to satisfy any withholding tax obligation it may have under any applicable law, regulation or ruling.

13. Successors and Binding Agreement. (a) This Agreement will be binding upon and inure solely to the benefit of the Company Group, and shall not otherwise be assignable or delegable by the Company except with the prior written consent of the Executive. For the avoidance of doubt, the Company shall not be permitted to assign this Agreement, and may not assign its rights or delegate its duties hereunder, to any Person acquiring directly or indirectly all or substantially all of the business or assets of the Company whether by purchase, merger, consolidation, reorganization or otherwise, or to any Person who acquires all of the voting stock of the Company or becomes a successor to the Company, in each case, without the prior written consent of Executive.

(a) This Agreement will inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees and legatees.

14. Notices. Any notice, demand, claim or other communication under this Agreement will be in writing and will be deemed to have been given (a) on delivery if delivered personally; (b) on the date on which delivery thereof is guaranteed by the carrier if delivered by a national courier guaranteeing delivery within a fixed number of days of sending; or (c) on the date of transmission thereof if delivery is confirmed, but, in each case, only if addressed to the Parties in the following manner at the following addresses (or at the other address as a Party may specify by notice to the other) to the Company, to the attention of the General Counsel at its principal executive offices, and to the Executive, at the Executive’s principal residence as set forth in the employment records of the Company.

15. Governing Law. This Agreement will be construed and enforced according to the laws of Singapore. Notwithstanding anything in this Agreement to the contrary, if any provision(s) of this Agreement are contrary to, or would be prohibited under, the local law(s) applicable to the Executive, then such provision(s) shall be interpreted to conform to such applicable local law to the maximum extent legally permissible in such jurisdiction.

16. Validity/Severability. The Parties agree that (a) the provisions of this Agreement will be severable in the event that for any reason whatsoever any of the provisions hereof are invalid, void or otherwise unenforceable, (b) any such invalid, void or otherwise unenforceable provisions will be replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable, and (c) the remaining provisions will remain valid and enforceable to the fullest extent permitted by applicable law.

17. Survival. The obligations of the Company and the Executive under this Agreement which by their nature may require either partial or total performance after the expiration or termination of the Employment Term or this Agreement (including those under Sections 8, 9, and 10) will survive any termination or expiration of this Agreement.

18. Amendment; Waiver. (a) This Agreement may be amended and any provision of this Agreement may be waived, provided that any such amendment or waiver will be binding upon a Party only if such amendment or waiver is set forth in a writing executed by such Party. No course of dealing between the Parties will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement.

(a) No delay or failure in exercising any right, power or remedy hereunder will affect or operate as a waiver thereof; nor will any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy.

19. Counterparts. This Agreement may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement. This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, will be treated in all manner and respects as an original agreement and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

20. Headings; Interpretation. (a) The descriptive headings herein are inserted for convenience of reference only and are not intended to be a substantive part of or to affect the meaning or interpretation of this Agreement.

(a) Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Unless otherwise indicated, any reference to a “Section” means a Section of this Agreement.

(b) In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(c) The word “including” (in its various forms) means including without limitation. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.

21. Excise Tax. (a) Notwithstanding any other provisions in this Agreement, in the event that any payment or benefit received or to be received by the Executive (including any payment or benefit received in connection with a change in control of the Company or the termination of the Executive’s employment, whether pursuant to the terms of this Agreement or any other plan, program, arrangement or agreement) (all such payments and benefits, together, the “Total Payments”) would be subject (in whole or part), to any excise tax imposed under Section 4999 of the Code, or any successor provision thereto (the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, program, arrangement or agreement, the Company will reduce the Total Payments to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax (but in no event to less than zero); provided, however, that the Total Payments will only be reduced if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state, municipal and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state, municipal and local income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

(b) In the case of a reduction in the Total Payments, the Total Payments will be reduced in the following order: (i) payments that are payable in cash that are valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a) will be reduced (if necessary, to zero), with amounts that are payable last reduced first; (ii) payments and benefits due in respect of any equity valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a), with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24) will next be reduced; (iii) payments that are payable in cash that are valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with amounts that are payable last reduced first, will next be reduced; (iv) payments and benefits due in respect of any equity valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24) will next be reduced; and (v) all other non-cash benefits not otherwise described in clauses (ii) or (iv) will be next reduced pro-rata. Any reductions made pursuant to each of clauses (i)-(v) above will be made in the following manner: first, a pro-rata reduction of cash payment and payments and benefits due in respect of any equity not subject to Section 409A, and second, a pro-rata reduction of cash payments and payments and benefits due in respect of any equity subject to Section 409A as deferred compensation.

(c) For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax: (i) no portion of the Total Payments the receipt or enjoyment of which the Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code will be taken into account; (ii) no portion of the Total Payments will be taken into account which, in the opinion of tax counsel (“Tax Counsel”) reasonably acceptable to the Executive and selected by the accounting firm which was, immediately prior to the change in control, the Company’s independent auditor (the “Auditor”), does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments will be taken into account which, in the opinion of Tax Counsel, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as set forth in Section 280G(b)(3) of the Code) that is allocable to such reasonable compensation; and (iii) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments will be determined by the Auditor in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

(d) At the time that payments are made under this Agreement, the Company will provide the Executive with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations, including any opinions or other advice the Company received from Tax Counsel, the Auditor, or other advisors or consultants (and any such opinions or advice which are in writing will be attached to the statement). If the Executive objects to the Company’s calculations, the Company will pay to the Executive such portion of the Total Payments (up to 100% thereof) as the Executive determines is necessary to result in the proper application of this Section 21. All determinations required by this Section 21 (or requested by either the Executive or the Company in connection with this Section 21) will be at the expense of the Company. The fact that the Executive’s right to payments or benefits may be reduced by reason of the limitations contained in this Section 21 will not of itself limit or otherwise affect any other rights of the Executive under this Agreement.

22. Compliance with Section 409A. (a) The Parties intend that any amounts payable under this Agreement, and the Company’s and the Executive’s exercise of authority or discretion hereunder, comply with the provisions of Section 409A of the Code, along with the rules, regulations and guidance promulgated thereunder by the Department of the Treasury or the Internal Revenue Service (collectively, “Section 409A”) so as not to subject the Executive to the payment of the additional tax, interest or penalty which may be imposed under Section 409A. In furtherance thereof, to the extent that any provision of this Agreement would result in the Executive being subject to payment of additional tax, interest or penalty under Section 409A, the Parties agree to amend this Agreement if permitted under Section 409A in a manner which does not impose any additional taxes, interest or penalties on Executive in order to bring this Agreement into compliance with Section 409A, without materially changing the economic value of the arrangements under this Agreement to any Party, and thereafter the Parties will interpret its provisions in a manner that complies with Section 409A. Notwithstanding the foregoing, no particular tax result for the Executive with respect to any income recognized by the Executive in connection with this Agreement is guaranteed.

(b) Notwithstanding any provisions of this Agreement to the contrary, if the Executive is a “specified employee” (within the meaning of Section 409A and determined pursuant to any policies adopted by the Company consistent with Section 409A), at the time of the Executive’s “Separation From Service” (within the meaning of Section 409A) and if any portion of the payments or benefits to be received by the Executive upon Separation From Service would be considered deferred compensation under Section 409A and cannot be paid or provided to the Executive without the Executive incurring taxes, interest or penalties under Section 409A, amounts that would otherwise be payable pursuant to this Agreement and benefits that would otherwise be provided pursuant to this Agreement, in each case, during the six-month period immediately following the Executive’s Separation From Service will instead be paid or made available on the earlier of (i) the first business day of the seventh month following the date of Executive’s Separation From Service or (ii) the Executive’s death.

(c) With respect to any amount of expenses eligible for reimbursement or the provision of any in-kind benefits under this Agreement, to the extent such payment or benefit would be considered deferred compensation under Section 409A or is required to be included in the Executive’s gross income for federal income tax purposes, such expenses (including expenses associated with in-kind benefits) will be reimbursed by the Executive no later than December 31st of the year following the year in which the Executive incurs the related expenses. In no event will the reimbursements or in-kind benefits to be provided by the Company in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor will the Executive’s right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit.

(d) Each payment under this Agreement is intended to be a “separate payment” and not one of a series of payments for purposes of Section 409A.

(e) A termination of employment will not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a Separation From Service, and notwithstanding anything contained herein to the contrary, the date on which such Separation From Service takes place will be the termination date.

23. Defined Terms. In addition to the terms defined elsewhere herein, the following terms will have the following meanings when used herein with initial capital letters:

(a) “Affiliate” means, as to any Person, any other Person that directly or indirectly controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) will mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through ownership of securities or partnership or other ownership interests, by contract or otherwise. Unless otherwise indicated, an Affiliate refers to an Affiliate of the Company.

(b) “Cause” means:

(i) Any act or omission constituting a material breach by the Executive of any provisions of this Agreement;

(ii) The willful failure by the Executive to perform the Executive’s duties hereunder (other than any such failure resulting from the Executive’s Disability), after demand for performance is delivered by the Company that identifies in reasonable detail the manner in which the Company believes the Executive has not performed the Executive’s duties, if, within 30 days of such demand, the Executive fails to cure any such failure that is capable of being cured;

(iii) Any misconduct by the Executive that is materially injurious to any member of the Company Group, financial or otherwise, or any act of misappropriation, fraud including with respect to any member of the Company Group’s accounting and financial statements, embezzlement or conversion by the Executive of the property of any member of the Company Group;

(iv) The conviction (or plea of no contest) of the Executive for any felony or the indictment of the Executive for any felony; or

(v) The Executive’s gross negligence, gross neglect of duties or gross insubordination;

(c)  “Company Group” means the Company and its Affiliates.

(d) “Disability” or “Disabled” means the Executive’s incapacity due to physical or mental illness to substantially perform the Executive’s duties and the essential functions of the Executive’s position, with or without reasonable accommodation, on a full-time basis for 12 months.

(e) “Employment Term” means the period during which the Executive remains employed by the Company under this Agreement.

(f) “Good Reason” means the occurrence of any of the following events, in each case, without the Executive’s consent:

(i) A material diminution in the Executive’s Base Salary, other than a general reduction in Base Salary that affects all similarly situated Company executives in substantially the same proportions;

(ii) A material diminution in the Executive’s authority, duties, or responsibilities (other than temporarily while the Executive is physically or mentally incapacitated or as required by applicable law); or

(iii) Any material breach by the Company of this Agreement (including any breach of Section 13);

provided, however, that the foregoing conditions will constitute Good Reason only if (A) the Executive provides written notice to the Company within 90 days of the initial existence of the condition(s) constituting Good Reason and (B) the Company fails to cure such condition(s) within 30 days after receipt from the Executive of such notice; and provided further, that Good Reason will cease to exist with respect to a condition one year following the initial existence of such condition.

(g)  “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture or an unincorporated organization.

24. Acknowledgements. The Executive acknowledges and agrees that (i) the Executive has read this Agreement carefully and in its entirety, (ii) the Executive understands the terms and conditions contained herein, (iii) the Executive has had the opportunity to review this Agreement with legal counsel of the Executive’s own choosing and has not relied on any statements made by the Company or its legal counsel as to the meaning of any term or condition contained herein or in deciding whether to enter into this Agreement, and (iv) the Executive is entering into this Agreement knowingly and voluntarily. The Executive acknowledges and agrees that each member of the Company Group is an intended third party beneficiary of this Agreement and, as such, will be entitled to all of the benefits, and will be permitted to enforce its rights, under this Agreement as if such third party were an original party hereto, unless otherwise precluded by applicable law. As an inducement to enter into this Agreement, the Executive represents and warrants as follows: (A) the Executive is not a party to any other agreement or obligation for personal services; (B) there exist no impediments or restraints, contractual or otherwise on the Executive’s power, right or ability to enter into this Agreement and to perform the Executive’s duties and obligations hereunder; and (C) the performance of the Executive’s obligations under this Agreement do not and will not violate or conflict with any agreement relating to confidentiality, non-competition or exclusive employment to which the Executive is or was subject.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement is duly executed as of the Effective Date.

Triterras Fintech Pte. Ltd.:

By:	/s/ Karen Cheong
Name:	Karen Cheong
Title:	Head of HR

Executive:

/s/ SrinivasKoneru
Srinivas Koneru

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